UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sino-Bon Entertainment, Inc.
(formerly Sunnyside Acres Mobile Estates)
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

82936W 10 6
(formerly 867474 10 8)
(CUSIP Number)

Yuan Qihong
30 Building 5 Yizhu Garden
Yongmei Villa, Qixia District, Nanjing, P.R. China
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:
Mark C. Lee, Esq.
Greenberg Traurig, LLP
1201 K Street, Suite 1100
Sacramento, California 95814

January 14, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82936W106 (formerly 867474 10 8)	13D/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yuan Qihong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 35,331,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 35,331,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,331,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.6% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on 50,000,000 shares common stock issued and outstanding as of January 14, 2013.

CUSIP No. 82936W106 (formerly 867474 10 8)	13D/A	Page 3 of 6 Pages

Item 1.  Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2010 (the “Schedule 13D”) relating to the shares of common stock, $0.001 par value (the “Common Stock”), of Sino-Bon Entertainment, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at PO Box 031-088, Shennan Zhong Road, Shenzhen City, F4 518031 P.R. China. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect.

Item 2.  Identity and Background.

(a)	This Amendment No. 1 to Schedule 13D is being filed by Yuan Qihong (the “Reporting Person”).

(b)	The business address of the Reporting Person is 30 Building 5 Yizhu Garden, Yongmei Villa, Qixia District, Nanjing, P.R. China.

(c)	The reporting person is the Chairman of the Board of the Issuer. The address of the Issuer is PO Box 031-088, Shennan Zhong Road, Shenzhen City, F4 518031 P.R. China.

(d)	During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the People’s Republic of China.

Item 3.  Source or Amount of Funds or Other Consideration.

On July 20, 2012, certain of the shareholders (the “Transferors”) of Common Stock of the Issuer entered into Stock Transfer Agreements with the Reporting Person to effectuate an aggregate transfer of 21,731,000 shares of Common Stock from the Transferors to the Reporting Person.  The total consideration paid by the Reporting Person for the aggregate number of shares transferred was $2,173,000 and the stock transfers closed and occurred on January 14, 2013.

CUSIP No. 82936W106 (formerly 867474 10 8)	13D/A	Page 4 of 6 Pages

Item 4.  Purpose of Transaction.

The Reporting Person received the shares in consideration for payments made under the terms of the Stock Transfer Agreements.  The Reporting Person may enter into Stock Transfer Agreements with the remaining shareholders of the Issuer in order to gain control of a larger percentage of the issued and outstanding shares of Common Stock of the Issuer.

Subject to ongoing evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(b)	Any material change in the present capitalization or dividend policy of the Issuer;

(c)
Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(d)	Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(e)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(f)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(g)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)           The Reporting Person beneficially owns 35,331,000 shares of Common Stock which represents approximately 70.6% of the outstanding shares of Common Stock.

(b)           The Reporting Person has the sole power to vote and sole power to dispose of 35,331,000 shares of Common Stock, which represent approximately 70.6% of the outstanding shares of Common Stock.

(c)           No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above.

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Reference is made to the Stock Transfer Agreements as stated in Item 3 above.

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Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 82936W106 (formerly 867474 10 8)	13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Yuan Qihong
Yuan Qihong